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                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975




In connection with the proposed merger, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.

A. Email Message to OrthAlliance Members From Chairman of the Board, W. Dennis Summers

Dear Member:

OCA INCENTIVE PROGRAMS - I am pleased to announce that OCA has filed a Registration Statement with the Securities and Exchange Commission to register the issuance of shares of OCA common stock to OrthAlliance affiliated practitioners who elect, by the earlier of September 30, 2001 or the closing date of our merger with OCA, either Option 2 or Option 3 under the incentive programs that we announced on June 18, 2001. Please note that this reflects an extension of the prior deadline, in order to accommodate ongoing interest in Options 2 and 3. We are actively working with OCA and its advisors on the applicable government filings, so we do not yet have an exact closing date.

If you would like a copy of a prospectus relating to the incentive programs, please feel free to contact Tony Paternostro of OCA at 3850 N. Causeway Boulevard, Suite 1040, Metairie, Louisiana 70002.


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Sincerely,


W. Dennis Summers
Chairman and CEO

A Registration Statement relating to the securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In connection with the proposed merger, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.

B. Email Message to OrthAlliance Members From Chairman of the Board, W. Dennis Summers

Dear Member:

I am writing to advise you of some very important developments that relate to our company's pending merger with OCA.

AVAILABILITY OF OCA SOFTWARE - We are excited to announce that we have signed a license agreement with OCA that will enable us to make OCA's software available to our affiliated practices before the merger closes. Doctors have expressed a great deal of excitement about the systems and have asked if they can begin to use the OCA software even before the merger closes. For those practices that have signed Option 2, there is no requirement to use the software until after the merger closes. If you are interested in using the OCA software before the merger closes, please contact Tony Paternostro of OCA at 504- 834-4392 so that we can work to respond to your request.


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AVAILABILITY OF OCA FORM OF AGREEMENT - The OCA form of business services agreement is now available on the OCA website (www.orthodon.com) or you can call Tony Paternostro at 504-834-4392 to request a copy to review. We have also enclosed a detailed description of the main terms of the OCA agreement in order to provide you with an overview of the contract.

INVITATION TO MAUI MEETING - Please be on the lookout in your mail for an invitation from OCA to participate in their annual doctors meeting which is being held this year from October 11 through 13 at the Maui Hyatt Regency in Hawaii. It is a great opportunity for you to meet some of their doctors and corporate staff as well as enjoy the golf, tennis, and other activities that they have planned.

Sincerely,


W. Dennis Summers
Chairman and CEO

In connection with the proposed merger, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.

C. Attachment to Email Message to OrthAlliance Members From Chairman of the Board, W. Dennis Summers

                                  SUMMARY OF
                     OCA FORM OF BUSINESS SERVICES AGREEMENT

OCA wants to affiliate with qualified orthodontists who want to own state of the art facilities, have a mindset of giving a high quality of care to patients, make all clinical decisions and have a significant long-term ownership interest in OCA. We want to affiliate only with those practitioners who want to grow their practices, increase their current incomes and accumulate wealth over time.

The following, in plain English, is a general description of the contract that OCA would propose to enter into with OrthAlliance affiliated doctors and their professional corporations who elect to convert from their existing service, consulting or management service agreement with OrthAlliance. (The OCA contract is referred to as the Business Services Agreement.) The terms of the OCA contract may vary in certain states in order to comply with dental acts and regulations in those states.

CLINIC CONTROL

1. The doctor continues to own the practice after affiliation and is never an employee of OCA. The doctor has absolute and complete control over the clinic. The doctor makes all clinical decisions, chooses an appliance system, selects staff, controls patient scheduling and uses whatever supplies he or she chooses.

2. The doctor must maintain his or her license in the state in which he or she practices.

SERVICES

3. OCA would provide business and marketing services for the doctor's practice. Below are some of the many services that would be provided:

     a. Internet ordering systems with suppliers who have national contracts with OCA. Everything from clinic supplies to printing, computers, furniture and equipment is available. OCA can leverage its position as the largest purchaser of orthodontic supplies in the world to negotiate lower prices from suppliers. These savings are passed on to the doctor -- there is no markup by OCA.

     b. Computer hardware and OCA's proprietary software for patient scheduling and patient accounting, along with hardware and software support.

     c.   Financial accounting.

     d. Statistical information to manage your practice, such as comparisons to your peers affiliated with OCA.

     e.   Operating statistical reporting with analysis.

     f.   Patient and staff scheduling efficiency reports and analysis.

     g.   Payroll.
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     h    Staff benefits and incentive plans.

     i    Leasing and construction.

     j    Insurance filing.

     k    Statements mailed.

     l    Collections systems.

     m    Advertising (as applicable) and internal marketing.

     n    Patient surveys.

TERM

4. The length of the contract is 25 years. The individual doctor must commit to practice at least 3 years and, if the doctor chooses to retire anytime after 3 years but before the end of the contract, he or she must first sell the practice to a mutually acceptable doctor. The purchasing doctor would continue the remainder of the contract with OCA. The selling doctor retains all proceeds from the sale, and would be subject to a covenant not to compete.

SERVICE FEE

5. The monthly service fee payable to OCA under the contract would be equal to the practice's patient revenue (as defined in the Business Services Agreement) minus 60% of the practice's net operating margin.

     "Net operating margin" is generally the practice's cash collections minus its "center expenses." An explanation of the center expenses follows the illustration of how net operating margin is computed. The illustration is provided solely as an example. Of course, your fees, collections, expenses and income might differ.


        Cash collections                                          $ 1,000,000
        Minus:
            Center expenses                                          (450,000)
            Replacement or allocation expenses                        (50,000)
                                                                  -----------

        Net operating margin                                      $   500,000
                                                                  -----------

        Amount retained by doctor (60% of net operating margin)   $   300,000
                                                                  -----------


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     Center expenses generally include the following:

          o    Employee costs,
          o    Rent,
          o    Advertising,
          o    Orthodontic supplies and lab fees,
          o    Replacement or allocable expenses (see explanation below), and
          o Other clinic operating costs such as telephones, janitorial, office supplies, postage, etc.

     Center expenses do not include the cost of compensation or benefits of any orthodontists (including associates), malpractice insurance, maintenance of license, continuing professional education, etc.

     Replacement or allocable expenses are primarily the costs for services that are now removed from your office and centralized at OCA's corporate offices, such as the cost of accounting, processing payroll, filing insurance, computer software and support, costs of OCA's capital raising, corporate office rent, telephones, annual audits, etc. By centralizing the cost of these services, OCA is generally able to provide them at a lower cost than a doctor would typically bear on his or her own if outsiders provided these services. These costs are allocated to each OCA affiliated doctor based upon:

          o Those services actually rendered to the doctor's practice (for example, if the practice does not advertise, there is no allocation of the cost of advertising personnel); and
          o The ratio of new patient contracts for the doctor to total new patient contracts of all OCA affiliated doctors.

     The amount of allocable and replacement expenses usually ranges from 4% to 7% of gross collections. Under the economic terms of the Business Services Agreement and the formula for the calculation of net operating margin, OCA, in essence, bears 40% of these costs. Accordingly, the affiliate's portion of allocable and replacement expenses typically represents between 2.4% to 4.2% of gross collections, which is generally below the cost a doctor would bear if he contracted with an outside vendor to provide these services.

COLLECTIONS/EXPENSES

6. As of the effective date of your affiliation, all patient fees collected on or after that date would be subject to the terms of the Business Services Agreement. Likewise, all center expenses incurred on or after that date would be subject to the terms of the Business Services Agreement and, through the economics of the affiliation and the formula for the calculation of net operating margin, are in essence shared by you and OCA on a 60%-40% basis. Any obligation prior to the date of affiliation, including staff payroll, belongs to you.

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NEW OFFICES

7. If new offices are opened and equipped to start new practices, or in addition to existing offices, the cost of that would be borne 60% by the doctor and 40% by OCA.

     OCA will loan the doctor his or her share with interest at the rate of 1 1/2% above the prime rate to be repaid in 60 equal monthly installments. The offices, lease and equipment will be solely in the name of OCA.

     It is assumed that the existing office(s) will be used for at least 3 years. If the practice must be relocated to a new office within 3 years from the date of affiliation, OCA will not bear any of the cost of the new construction.

STARTUP LOSSES

8. For any newly developed office, OCA will loan to the doctor his or her share of start-up losses, which are anticipated where the doctor does not have a pre-existing practice.

     You do not have to pledge any personal assets or have a guarantor, as a bank would require. However, the loans will be made as long as, in OCA's sole discretion, the practice has the ability to repay the loan.

     These loans shall accrue interest from the date made and will bear interest at the rate of 1 1/2% above the prime rate and repaid in 60 equal monthly installments.

In connection with the proposed merger, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.


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